Mail Stop 7010

      November 22, 2005

Via U.S. mail and facsimile

Mr. Lorenzo H. Zambrano
Chief Executive Officer, CEMEX, S.A. de C.V.
Av. Ricardo Margain Zozaya #325
Colonia Valle del Campestre
Garza Garcia, Nuevo Leon, Mexico 66265

	RE:	Form 20-F for the fiscal year ended December 31, 2004
			File No. 1-14946

Dear Mr. Zambrano:

		We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other
revisions, please provide us with your proposed disclosure.   Some
of
our comments refer to U.S. GAAP literature. If your accounting under
Mexican GAAP differs from your accounting under U.S. GAAP, please also show us the additional disclosures that will be included in your
U.S. GAAP reconciliation footnote. These revisions should be included in your future filings.

Item 5 - Operating and Financial Review and Prospects
Results of Operations, page 56

2. We note your disclosure relating to Results of Operations and have the following comments. Please refer to Item 5 of Form 20-F and Release 33-8350.

* We note your analysis of net sales by geographic segment. You should also provide an analysis of the components of operating income by geographic segment. Your analysis should also include your Others segment as disclosed in Note 20 to your financial statements.

* When you provide a segmental analysis of net sales and operating earnings, you should quantify the net sales and operating income of each segment, either in tabular or narrative form. When you analyze the fluctuations in sales volume and average prices shown in your table, you should quantify the sales volumes and average prices for your readers to make the discussion of variances more meaningful. When you analyze the underlying factors that led to those variances, you should quantify the effect of each underlying factor that you discuss to provide your readers with insight into the relative impact of each factor.

Summary of Material Contractual Obligations and Commercial
Commitments, page 77

3. Please revise your table of contractual cash obligations to include the following:

* Estimated interest payments on your debt;
* Estimated payments under interest rate swap agreements; and
* Planned funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 18 - Financial Statements for the Year Ended December 31,
2004

Note 3(F) - Significant Accounting Policies - Inventories and Cost of
Sales, page F-9

4. We note that cost of sales reflects replacement cost of inventories at the time of sale, and that replacement cost is based upon the latest purchase price or production cost. Please tell us specifically how this method of costing your inventory differs from last-in, first-out ("LIFO"). If this method does not differ significantly from LIFO, please disclose in Note 24 the excess of replacement or current cost over the stated inventory value, as required by Regulation S-X, Article 5-02(6)(c), and any applicable disclosures required by Staff Accounting Bulletin Topic 5L or 11F.

Note 3(H) - Significant Accounting Policies - Properties,
Machinery
and Equipment, page F-9
5. The range of useful lives for your industrial buildings, machinery and equipment of 10 to 35 years is very broad. Please separately discuss the types of assets that fall in each part of the range.

Note 15(f) - Stockholders` Equity - Other Equity Transactions, page
F-31

6. Please tell us more regarding the purpose of the transaction described in the last paragraph of this note. Please also tell us the nature of the assets transferred and the basis for your accounting for transaction under U.S. and Mexican GAAP.

Note 24 - Differences Between Mexican and United States Accounting Principles, F-47

7. We note U.S. GAAP adjustment 14 entitled "Other U.S. GAAP adjustments" which you further explain in Note 24(k). As these adjustments affect multiple balance sheet captions, please disclose the impact on each caption in your reconciliation.

Note 24(c) - Differences Between Mexican and United States
Accounting
Principles - Other Employee Benefits, page F-50

8. We read that most of your health care benefits are self-insured.
Please disclose your self-insurance limits, if any, for each type of loss for which the company is self-insured. In addition, if material, disclose the amount you expensed for self-insured claims during each period presented. If applicable, discuss the reasons for significant fluctuations in MD&A.

Note 24(c) - Differences Between Mexican and United States
Accounting
Principles - Other Employee Benefits - Pension and Other Benefits, page F-51

9. We note your disclosure regarding pensions and other postretirement benefits in Note 14. Please disclose the weighted average rate of compensation increase under your significant assumptions in accordance with paragraph 5(j) of SFAS 132(R).


Note 24(r) -Stock Option Programs, page F-58

10. Please provide each of the disclosures required by paragraphs
47-
48 of SFAS 123.

11. We note your statement that "[a]ccording to APB 25, compensation cost should be determined under the intrinsic cost method...for all plans that do not meet the following characteristics: (i) the exercise price established in the option is equal to the quoted market price of the stock at the measurement date, (ii) the exercise price is fixed for the option`s life, and (iii) the option`s exercise is hedged through the issuance of new shares of common stock." Please tell us how you account for options that are not hedged through the issuance of new shares and the basis in U.S. and Mexican
GAAP for the change in your accounting. Please also address the change in your accounting discussed in note 1 on page 3 of your Form
6-K filed October 24, 2005. In that note you state that you will now account for your stock option programs using the fair value method due of the elimination of the economic hedge on their exercise.

Note 24(s) - Differences Between Mexican and United States
Accounting
Principles - Impairment of Long Lived Assets, page F-60

12. We note your discussion of the impairment of goodwill in 2003 and
2004. Please provide a description of the facts and circumstances leading to the impairment charge, in accordance with paragraph
47(a)
of SFAS 142.

Schedule I, page S-2

13. The presence of Schedule I in your filing implies that
restrictions exist on the ability of your subsidiaries to transfer funds to the registrant in the form of dividends, loans or advances.
If there are such restrictions, add appropriate disclosure,
including
the amount of restricted net assets.  See Rules 4-08 (e)(3) and 5-
04
(c) of Regulation S-X.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 551-
3734
or, in her absence, to Scott Watkinson, Review Accountant, at
(202)
551-3741.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. Lorenzo H. Zambrano
November 22, 2005
Page 1 of 5




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE